                             SHEARMAN & STERLING LLP
                            (COMPANY NAME IN CHINESE)

                                 American Lawyers

    12TH FLOOR GLOUCESTER TOWER | THE LANDMARK | 11 PEDDER STREET | CENTRAL |
                                    HONG KONG

             WWW.SHEARMAN.COM | T +852.2978.8000 | F +852.2978.8099

RESIDENT PARTNERS
Edward L. Turner III
Matthew D. Bersani
Admitted in New York

Writer's Email Address:                                           April 20, 2006
Matthew.Bersani@shearman.com

Writer's Direct Number:
+852.2978.8096

VIA FACSIMILE AND EDGAR

Ms. Jill S. Davis
Ms. Jennifer Goeken
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: PETROCHINA COMPANY LIMITED
    FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004
    FILED JUNE 29, 2005
    FILE NO. 001-15006

Dear Ms. Davis and Ms. Goeken:

          On behalf of PetroChina Company Limited (the "Company"), we are responding to the Staff's comment letter, dated March 16, 2006, relating to the Company's annual report on Form 20-F for the year ended December 31, 2004 (the "Form 20-F").

          The Company's responses to the Staff's comments are as follows (the numbered paragraphs below correspond to the paragraphs of the Staff's comment letter, which have been retyped below in bold for ease of your reference).

  ABU DHABI | BEIJING | BRUSSELS | DUSSELDORF | FRANKFURT | HONG KONG | LONDON
                            | MANNHEIM | MENLO PARK

   MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SAO PAULO | SINGAPORE |
                        TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

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Page 2                                                            April 20, 2006


1. WE NOTE FROM YOUR RESPONSE TO PRIOR COMMENT ONE THAT YOU WERE "NOT LEGALLY REQUIRED TO TAKE ANY ABANDONMENT MEASURES FOR YOUR TANGIBLE LONG-LIVED ASSETS;" AND THAT THE ONLY CIRCUMSTANCE IN WHICH YOU INCURRED A CAPPING AND PLUGGING EXPENSE WAS "LIMITED TO WELLS THAT WERE CONSIDERED TO BE IN AREAS WITH EXTENSIVE HUMAN USE AT THE TIME OF ABANDONMENT" DUE TO SAFETY PRECAUTIONS, ALTHOUGH THIS ACTIVITY WAS NOT PERFORMED ON A CONSISTENT BASIS. PLEASE TELL US WHETHER OR NOT THESE SAFETY PRECAUTIONS ARE CONSIDERED CUSTOMARY BY THE PROVINCIAL GOVERNMENTS WHERE YOUR RETIRED OIL AND GAS PROPERTIES WERE LOCATED OR OTHERWISE ADVICE.

     Response: Prior to 2005, the capping and plugging activities adopted by the Company were not considered customary by the provincial governments where the Company's oil and gas properties are located. Due to safety precautions, the Company performed capping or plugging on certain wells that were considered to be in areas with extensive human use at the time of the abandonment, after salvaging the wellhead and surface equipment for alternative use. Without unified abandonment procedures, the Company conducted such capping or plugging activities on an as needed basis and these activities were not limited to any provinces in particular or requested by any provincial governments. Historically, the Company has not experienced material safety accidents arising from the Company's abandoned oil and gas properties and has never received any related safety precautions communication from the provincial governments where the Company's oil and gas properties are located. After taking all these facts into consideration, the Company believes that the safety precautions were not considered customary by the provincial governments prior to 2005.

2. PLEASE EXPLAIN, IN DETAIL, THE NATURE OF THE SPECIFIC REGULATIONS RELATED TO THE ABANDONMENT OF OIL AND GAS AND OTHER NATURAL RESOURCE PROPERTIES ENACTED DURING 2005. PLEASE COMPARE AND CONTRAST THESE NEW REQUIREMENTS WITH ASSET RETIREMENT ACTIVITIES THAT YOU HAVE HISTORICALLY PERFORMED.

     Response: The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Heilongjiang Province states that oil and gas exploration and production entities should strengthen the administration of the retired wells and metering stations. The wells with broken casing should be repaired in a timely fashion and if the wells cannot be repaired, full disposal procedures should be performed and the site restoration should be performed promptly. Metering stations and other related facilities should be dismantled within six months after their retirement and the site restoration should be done promptly.

     The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Gansu Province states that oil production entities should strengthen the

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Page 3                                                            April 20, 2006


     administration of technically closed wells and retired wells and perform plugging promptly. Local governments where these wells are located should implement procedures to ensure that these wells will not be illegally reopened by any entities or individuals. The wells with broken casing should be repaired promptly and if the wells cannot be repaired, full disposal procedures should be performed. Metering stations and other related facilities should be dismantled within six months if they are considered of no further use and the site restoration should be handled promptly.

     Before the issuance of these new regulations in 2005, the Company, in accordance with its normal safety procedures, performed capping or plugging only on certain wells that were considered to be in areas with extensive human use at the time of the abandonment, after salvaging the wellhead and surface equipment for alternative use. Under the new regulations, the Company is required to plug all retired wells, dismantle all retired metering stations and other related facilities and perform site restoration in Heilongjiang Province and Gansu Province.

     The Company believes that there are no significant discrepancies between the above-mentioned newly issued regulations by the Heilongjiang and Gansu provincial governments with respect to the abandonment measures of oil and gas properties. In 2005, based on the general guidelines provided by these new regulations, the Company established standard abandonment procedures for its oil and gas properties, which are applicable to all of its subsidiaries and branch companies. Under these procedures, the Company and its subsidiaries and branch companies are now required to perform certain activities for retiring oil and gas properties, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration.

3. PLEASE PROVIDE A DETAILED ANALYSIS THAT EXPLAINS HOW YOU DETERMINED THE ESTIMATED DISCOUNTED PROVISION YOU WILL RECOGNIZE IN YOUR FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 OF RMB 13.2 BILLION OR RMB
     23.2 BILLION BEFORE DISCOUNTING.

     Response: As discussed in the response to Comment No. 2, in 2005, the Company established standard abandonment procedures for all of its oil and gas properties, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration. All of the Company's subsidiaries and branch companies are required to comply with these standard procedures. In accordance with the guidance under IAS 37 and SFAS 143 for the recognition and measurement of abandonment costs related to abandoned assets, the Company also established a unified company-wide standard, which all of its subsidiaries and branch companies are required

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Page 4                                                            April 20, 2006


     to adopt, for calculating their estimated abandonment costs. The estimation of the abandonment costs for the year ended December 31, 2005 was made for all current oil and gas properties including wells, metering stations and related gathering facilities by applying the current price and cost information to the required standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, on a field by field basis. The gross estimate of each field was discounted using the estimated useful life of each field and the Company's incremental borrowing rate of 5.265% as the discount rate. Both the gross estimated abandonment costs and the discounted one were summarized by the subsidiary or branch company and reported to Head Office. The aggregate of these estimated abandonment cost for all of the Company's oil and gas properties is approximated RMB 23.2 billion (before discounting) and RMB 13.2 billion (after discounting) for the year ended December 31, 2005.

4. PLEASE IDENTIFY THE COMPONENTS OF THE ASSET RETIREMENT OBLIGATIONS UNDER IAS 37 AND SFAS 143. WE NOTE FROM YOUR RESPONSE THAT THESE AMOUNTS REPRESENT "THE AGGREGATE OF THE ESTIMATES MADE ON INDIVIDUAL METERING STATIONS AND GATHERING FACILITIES IN ADDITION TO WELLS."

     Response: In compliance with IAS 37 and SFAS 143, provisions with respect to asset retirement and the standard abandonment procedures and calculation methods and standards adopted by the Company, the Company recognized an asset retirement provision of RMB 13.2 billion for the year ended December 31, 2005 based on independent calculation by each subsidiary and branch company, of which RMB 9.35 billion was related to oil and gas wells and RMB
     3.85 billion was related to metering stations and other related gathering facilities.

5. PLEASE IDENTIFY THE PORTION OF YOUR ACCRUAL THAT RELATES TO THE PROVINCES THAT ENACTED NEW REGULATIONS DURING 2005 AND THOSE THAT DID NOT. PLEASE PROVIDE US WITH INFORMATION REGARDING THE NATURE AND THE BOOK VALUE OF THE ASSET BASE BY PROVINCE WHICH RECONCILES TO THE AMOUNT REPORTED IN YOUR FINANCIAL STATEMENTS.

     Response: In 2005, the Company recognized a provision for asset retirement obligations of RMB 13.2 billion (after discounting). Because the Company's operations are conducted through regional subsidiaries and branch companies (business units), the operations of which usually extend to several provinces, it is difficult to attribute its oil and gas properties to any particular province. According to our rough estimation, the Daqing Oilfield Company, the operations of which are mainly located in Heilongjiang Province, recognized a provision of RMB 5 billion for the year ended as of December 31, 2005. Yumen Oilfield Company, the operations of which are mainly located in

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Page 5                                                            April 20, 2006


     Gansu Province, recognized a provision of RMB 80 million for the year ended as of December 31, 2005. Changqing Oilfield Company, the operations of which extend to four provinces, recognized a total provision of RMB 1.05 billion for the year ended as of December 31, 2005, of which approximately RMB 0.37 billion was related to oil and gas assets in Gansu Province. Thus a total of approximately RMB 5.45 billion was recognized for the oil and gas assets located in Helongjiang Province and Gansu Province, where the local governments have promulgated new regulations, accounting for 41.3% of the total recognized provision of the Company in 2005. As of December 31, 2005, the book value of the related oil and gas assets located in Heilongjiang Province, Gansu Province and other provinces approximated RMB
     86.06 billion, RMB 9.14 billion and RMB 199.01 billion, respectively.

6. PLEASE IDENTIFY SIGNIFICANT DIFFERENCES BETWEEN THE REGULATIONS OF THE TWO PROVINCES THAT HAVE ENACTED REGULATIONS AND TELL US HOW THESE DIFFERENCES ARE CONSIDERED WHEN DETERMINING THE AMOUNT OF THE ASSET RETIREMENT OBLIGATIONS FOR THE ASSETS LOCATED IN THE PROVINCES THAT DID NOT ENACT REGULATIONS.

     Response: Please refer to the response to Comment No. 2. The Company understands that no significant differences exist between the newly issued regulations by the Heilongjiang and Gansu provincial governments with respect to the abandonment of oil and gas properties. The regulations adopt similar legal provisions, both stipulating that the oil and gas exploration and production entities should perform plugging, dismantlement and site restoration procedures within a certain time period for retired oil and gas wells, metering stations and other related facilities.

7. PLEASE TELL US WHETHER OR NOT YOUR OPERATIONS LOCATED IN PROVINCES THAT HAVE NOT ENACTED NEW REGULATIONS HAVE BEEN MODIFIED TO COMPLY WITH THE REGULATIONS OF THE OTHER PROVINCES.

     Response: The Company's operations located in provinces that have not enacted new regulations have been modified to comply with the standard abandonment procedures established by the Company in 2005 for all of its oil and gas properties. In addition, in 2005, the Company, in accordance with the requirements under IAS 37 and SFAS 143 and in response to the requirements of the newly issued regulations with respect to the abandonment of retired oil and gas properties, established a unified calculating method and standard for the abandonment costs and required all of its subsidiaries and branch companies (including those where the local governments have not issued similar environmental protection regulations with respect to oil and gas exploration and production) to estimate, recognize and report the abandonment provision in their respective financial statements.

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Page 6                                                            April 20, 2006


8. PLEASE EXPLAIN IN DETAIL WHY YOU BELIEVE YOU HAVE INCURRED AN ASSET RETIREMENT OBLIGATION IN 2005 RELATED TO ASSETS IN PROVINCES THAT HAVE NOT ENACTED REGULATIONS.

     Response: The Company incurred an asset retirement obligation in 2005. The Company adopted abandonment measures required by the newly issued regulations to all of its oil and gas properties throughout China upon the retirement of these properties. As a result, the Company entered into the constructive obligation to incur these costs in provinces other than Heilongjiang and Gansu even though the local governments have not enacted similar regulations. As the existing regulations provides clear guidance on the abandonment measures, the Company can apply such requirements to other provinces and estimate the fair value of future liabilities. The Company recorded RMB 13.2 billion in asset retirement obligation for all of its oil and gas properties in all provinces in China as of December 31, and the present value of such obligations can be reasonably estimated in accordance with FAS 143.

9. WE NOTE THAT YOU ONLY INCURRED COSTS WHEN CAPPING OR PLUGGING CERTAIN WELLS AFTER SALVAGING THE WELLHEAD AND SURFACE EQUIPMENT FOR ALTERNATIVE USE. PLEASE TELL US WHAT YOU DID IN CIRCUMSTANCES WHEN YOU DO NOT SALVAGE THE WELLHEAD AND SURFACE EQUIPMENT FOR ALTERNATIVE USE.

     Response: In the circumstances where the Company did not salvage the wellheads and surface equipment because the Company had no alternative use of those properties, the Company would normally perform no abandonment procedures. Such wellheads and surface equipment were left at the original site after the wells were retired. The remaining book value of such wellheads and surface equipment, if any, was written off.

10. WE NOTE THAT YOUR PROVISION REPRESENTS YOUR ESTIMATE OF ASSET RETIREMENT OBLIGATIONS FOR "ALL OF YOUR CURRENT OIL AND GAS PROPERTIES."

(1) PLEASE TELL US WHETHER OR NOT THE NEW REGULATIONS APPLY TO PREVIOUSLY RETIRED AND ABANDONED ASSETS.

     Response: Based on thorough reading of the newly promulgated provincial regulations, and consultation with the environmental administrative authorities in Heilongjiang Province and Gansu Province, the Company believes that the newly promulgated regulations only apply to the oil and gas properties retired after these regulations became effective in 2005.

(2) PLEASE TELL US WHY YOUR ESTIMATE OF ASSET RETIREMENT OBLIGATIONS DOES NOT INCLUDE

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Page 7                                                            April 20, 2006


     LIABILITIES RELATED TO ASSETS THAT WERE RETIRED AND/OR ABANDONED PREVIOUSLY. WE NOTE FROM YOUR PRIOR RESPONSE THAT YOU HAVE ABANDONED AND/OR RETIRED ASSETS IN THE PAST AND IT APPEARS FROM YOUR RESPONSE THAT THE NATURE AND EXTENT OF ACTIVITIES UNDERTAKEN TO RETIRE THESE ASSETS HAVE VARIED.

     Response: As stated in the response to Comment No.10(1), the newly promulgated provincial regulations only apply to the oil and gas properties retired after these new regulations took effect in 2005. In addition, the standard abandonment procedures established by the Company in 2005 also only apply to the oil and gas properties retired after these new regulations took effect. Therefore, the Company's estimate of asset retirement obligations did not include liabilities related to assets that were retired and/or abandoned prior to the effectiveness of the new regulations.

11. PLEASE PROVIDE A SAMPLE OF THE INTENDED DISCLOSURE IN YOUR FINANCIAL STATEMENTS AND OUTSIDE OF YOUR FINANCIAL STATEMENTS THAT YOU WILL INCLUDE IN YOUR FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005. WE WOULD EXPECT THIS DISCLOSURE TO ADDRESS, IN DETAIL, WITHOUT LIMITATION:

(1)  YOUR CHANGE IN ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS;

     Response: The Company's accounting for asset retirement obligations did not change. The Company consistently applied FAS 143 since its adoption in 2003 and the Company adopted FIN 47 in 2005. The concept clarified by FIN 47 was already applied by the Company under FAS 143 prior to the issuance of FIN
     47. Therefore, the adoption of FIN 47 did not have an effect on the Company's application of FAS 143. The Company did not record asset retirement obligation in China prior to 2005 because until the end of 2004, the Company was not under any legal or constructive obligation to take any abandonment measures for its retired oil and gas properties.

(2) YOUR PAST PRACTICES RELATED TO ASSET RETIREMENT OBLIGATIONS AND WHY YOU BELIEVE YOU INCURRED AN ASSET RETIREMENT OBLIGATIONS DURING 2005 RATHER THAN IN PRIOR PERIODS;

     Response: The Company did not record asset retirement obligation in China prior to 2005 because until the end of 2004, the Company was not under any legal or constructive obligation to take any abandonment measures for its retired oil and gas properties.

(3) THE EXTENT TO WHICH YOUR PRACTICES HAVE CHANGED AS A RESULT OF THE EVENTS THAT RESULTED IN YOUR INCURRING AN ASSET RETIREMENT OBLIGATION DURING 2005;

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Page 8                                                            April 20, 2006


     Response: The Company established standard abandonment procedures in 2005, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of the provincial regulations. Prior to the issuance of these new regulations, the Company, as a safety precaution measure, only performed capping or plugging on certain wells that were considered to be in areas with extensive human use at the time of the abandonment, after salvaging the wellhead and surface equipment for alternative use.

(4) HOW YOUR CHANGE IN ACCOUNTING POLICY WILL IMPACT THE HISTORICAL FINANCIAL TRENDS;

     Response: There is no change in the Company's accounting policy (please refer to the response to Comment No.11(1)). Therefore there is no related impact on the historical financial trends.

(5) THE AMOUNT OF ASSET RETIREMENT RELATED COSTS PREVIOUSLY REPORTED IN YOUR FINANCIAL STATEMENTS AS NORMAL OPERATING COSTS; AND

     Response: Until the end of 2004, the Company was not under any legal or constructive obligation to take any abandonment measures for its retired oil and gas properties in China. Due to safety precautions, the Company performed capping or plugging on certain wells that were considered to be in areas with extensive human use at the time of the abandonment, after salvaging the wellhead and surface equipment for alternative use. The related costs incurred were approximately RMB35 million, RMB32 million and RMB45 million in 2002, 2003 and 2004, respectively.

(6)  HOW THESE NEW REGULATIONS ARE EXPECTED TO IMPACT YOUR LIQUIDITY.

     Response: The average annual cash outflow as a result of performing all standard abandonment procedures established by the Company for all of its oil and gas properties is estimated to be less than RMB 2.0 billion. The Company does not expect this cash outflow to have a material impact on its liquidity.

     The Company intends to make the following disclosures in its 2005 IFRS financial statements:

     (1) The Group added a line item "Asset Retirement Obligation" under the "NON CURRENT LIABILITIES" of the Consolidated Balance Sheet as of December 31, 2005 and 2004. The asset retirement obligation was RMB 14, 187 million for 2005 and RMB 919 million for 2004.

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Page 9                                                            April 20, 2006


     (2) In "Accounting Policy" note:

     Provisions

     Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

     Provision for decommissioning and restoration is recognized in full on the installation of oil and gas properties. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than the one due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

     (3) In "Critical Accounting Estimates and Judgments" note:

     Estimation of asset retirement obligations

     Provisions are recognized for the future decommissioning and restoration of oil and gas properties. The amounts of the provisions recognized are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic life of oil and gas properties. Changes in any of these estimates will impact the net income and the financial position of the Group over the remaining economic life of oil and gas properties.

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Page 10                                                           April 20, 2006


     (4) In "Asset Retirement Obligation" note:

     Asset retirement obligation

                                       2005          2004
                                   Million RMB   Million RMB
                                   -----------   -----------
At beginning of year                     919         735
Liabilities incurred                  13,258          48
Liabilities settled                       (1)         --
Accretion expense                         60          54
Currency translation differences         (49)         82
                                      ------         ---
At end of year                        14,187         919
                                      ======         ===

     Asset retirement obligations are related to oil and gas properties. The ending balance of 2004 represented the obligation recognized by Zhong You Kan Tan Kai Fa Company Limited acquired by the Company through a business combination under common control.

     Until the end of 2004, the Company was neither legally obligated to, nor was the Company under the constructive obligation to take any abandonment measures for its retired oil and gas properties located in China. For the purpose of safety precautions, the Company performed capping or plugging on certain wells, which were considered to be in areas with extensive human use at the time of the abandonment. The related costs incurred, which were included as normal operating costs, approximated RMB 35 million, RMB 32 million and RMB 45 million in 2002, 2003 and 2004 respectively.

     In 2005, the Company established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. As a result of this change in legal requirements as well as the Company's practice in China, the Company became legally obligated to take abandonment measures for its retired oil and gas properties located in the two provinces with the new regulations enacted and under the constructive obligation to take abandonment measures for its retired oil and gas properties located in all other provinces in China. An obligation of RMB 13.2 billion was recorded at the end of 2005 and did not have a material impact on the 2005 result of the Company.

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Page 11                                                           April 20, 2006


     The Company intends to make the following disclosures in the "Operating and Financial Review and Prospects" section in its Form 20-F for the year ended December 31, 2005:

     Until the end of 2004, the Company was not under any legal or constructive obligation to take any abandonment measures for its retired oil and gas properties located in China.

     In 2005, the Company established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. As a result, the Company is legally obligated to take abandonment measures for its retired oil and gas properties located in these two provinces where the new regulations were enacted and under a constructive obligation to take abandonment measures for its retired oil and gas properties located in other provinces in China. The Company recorded an obligation of RMB 13.2 billion for the year ended as of December 31, 2005, which did not have a material impact on the results of operations and financial condition of the Company.

     The estimated average future annual charge to the consolidated statement of income of the Company arising from the recording of this provision is estimated to be less than RMB 2.0 billion. The Company does not expect this charge to have a material impact on the results of operations and financial condition of the Company.

     The average annual cash outflow resulting from performing all standard abandonment procedures established by the Company in 2005 for all oil and gas properties is estimated to be less than RMB 2.0 billion. The Company does not expect this cash outflow to have a material impact on the liquidity of the Company.

                                     * * * *

Page 12                                                           April 20, 2006


          Please direct any questions concerning this letter to the undersigned at +852.2978.8096.

                                        Very truly yours,

                                        /s/ Matthew D. Bersani
                                        ----------------------------------------
                                        Matthew D. Bersani

cc: Mr. Li Huaiqi
    Mr. Guo Jinping
    Mr. Wei Fang
       PetroChina Company Limited